Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Second Quarter 2026 Earnings

MACAU, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2026.

Total operating revenues for the second quarter of 2026 were US$164.6 million, compared with US$190.1 million in the second quarter of 2025. The decrease was primarily attributable to softer performance in mass market table games operations leading to a decrease in revenue from casino contract and lower overall non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$357.7 million and US$359.6 million for the second quarters of 2026 and 2025, respectively.

Mass market table games drop was US$884.1 million in the second quarter of 2026, compared with US$958.2 million in the second quarter of 2025. Hold percentage was 36.3% in the second quarter of 2026, compared with 34.0% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$1.04 billion, compared with US$0.92 billion in the second quarter of 2025. Win rate was 3.6% in the second quarter of 2026, compared with 3.7% in the second quarter of 2025.

Revenue from casino contract was US$76.8 million for the second quarter of 2026, compared with US$83.8 million for the second quarter of 2025. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$280.9 million and US$275.8 million in the second quarters of 2026 and 2025, respectively.

Total non-gaming revenues at Studio City for the second quarter of 2026 were US$87.8 million, compared with US$106.3 million for the second quarter of 2025.

Operating income for the second quarter of 2026 was US$15.0 million, compared with US$23.1 million in the second quarter of 2025.

Studio City’s Adjusted EBITDA(1) was US$67.0 million in the second quarter of 2026, compared with US$76.4 million in the second quarter of 2025. The change was mainly attributable to lower revenue from casino contract and softer performance in non-gaming operations.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2026 was US$15.6 million, or US$0.08 per American depositary share (“ADS”), compared with US$3.7 million, or US$0.02 per ADS, in the second quarter of 2025. The net loss attributable to participation interest was US$1.5 million and US$0.4 million in the second quarters of 2026 and 2025, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2026 were US$30.2 million, which mainly included interest expense of US$29.9 million.

Depreciation and amortization costs of US$52.3 million were recorded in the second quarter of 2026, of which US$0.8 million was related to the amortization expense for the land use right.

Adjusted EBITDA for Studio City for the three months ended June 30, 2026 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco Resorts”) dated August 13, 2026 (“Melco Resorts’ Earnings Release”) was US$28.5 million more than the Adjusted EBITDA of Studio City reported in this press release. Adjusted EBITDA of Studio City reported in this press release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in Melco Resorts’ Earnings Release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in Melco Resorts’ Earnings Release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2026 aggregated to US$118.2 million (December 31, 2025: US$109.5 million), including US$0.1 million of restricted cash (December 31, 2025: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the second quarter of 2026 was US$1.98 billion (December 31, 2025: US$2.02 billion), a reduction of US$38.0 million compared to total debt, net as of March 31, 2026.

On May 15, 2026, Studio City Company Limited (“SCC”) issued US$300.0 million in aggregate principal amount of 6.125% senior secured notes due 2031 (“2031 SCC Senior Secured Notes”). The net proceeds from the issuance of the 2031 SCC Senior Secured Notes, together with a HK$118.0 million (equivalent to US$15.1 million) drawdown from SCC’s senior secured credit facility, and cash on hand, was utilized to refinance US$350.0 million in aggregate principal amount of the 7.000% senior secured notes due 2027.

Subsequent to quarter end, on July 18, 2026, Studio City Finance Limited redeemed an aggregate principal amount of US$165.0 million of its outstanding 6.500% senior notes due 2028 pursuant to the notice of partial redemption dated June 18, 2026. The redemption was funded with a HK$1.18 billion (equivalent to US$150.5 million) drawdown from SCC’s senior secured credit facility. All of the redeemed notes have been cancelled.

Capital expenditures for the second quarter of 2026 were US$8.1 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss attributable to Studio City International Holdings Limited” is net income/loss attributable to Studio City International Holdings Limited before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest and taxes. Adjusted net income/loss attributable to Studio City International Holdings Limited, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss attributable to Studio City International Holdings Limited may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Operating revenues:
Revenue from casino contract	$76,776	$83,783	$163,744	$159,703
Rooms	40,523	39,645	84,123	80,881
Food and beverage	20,485	21,453	41,827	44,204
Entertainment	3,566	19,131	6,930	22,095
Services fee	17,393	20,846	32,505	34,204
Mall	4,783	4,502	9,812	8,963
Retail and other	1,035	691	2,344	1,721

Total operating revenues	164,561	190,051	341,285	351,771

Operating costs and expenses:
Costs related to casino contract	(8,175)	(10,352)	(16,627)	(19,373)
Rooms	(14,779)	(14,776)	(30,066)	(29,548)
Food and beverage	(18,721)	(19,461)	(38,471)	(39,595)
Entertainment	(5,254)	(18,715)	(10,374)	(23,721)
Mall	(2,077)	(1,934)	(4,140)	(3,767)
Retail and other	(622)	(605)	(1,181)	(1,176)
General and administrative	(47,897)	(47,835)	(93,352)	(88,307)
Pre-opening costs	(27)	(314)	(28)	(469)
Amortization of land use right	(825)	(826)	(1,651)	(1,657)
Depreciation and amortization	(51,439)	(52,006)	(102,411)	(103,655)
Property charges and other	236	(154)	34	(2,160)

Total operating costs and expenses	(149,580)	(166,978)	(298,267)	(313,428)

Operating income	14,981	23,073	43,018	38,343

Non-operating income (expenses):
Interest income	388	243	554	517
Interest expense	(29,887)	(32,504)	(59,936)	(64,982)
Other financing costs	(426)	(580)	(842)	(1,153)
Foreign exchange gains, net	1,076	8,758	9,518	10,729
Loss on extinguishment of debt	(1,380)	—	(1,380)	—

Total non-operating expenses, net	(30,229)	(24,083)	(52,086)	(54,889)

Loss before income tax	(15,248)	(1,010)	(9,068)	(16,546)
Income tax expense	(1,822)	(3,088)	(4,875)	(5,028)

Net loss	(17,070)	(4,098)	(13,943)	(21,574)
Net loss attributable to participation interest	1,469	353	1,199	1,856

Net loss attributable to Studio City International Holdings Limited	$(15,601)	$(3,745)	$(12,744)	(19,718)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.020)	$(0.005)	$(0.017)	$(0.026)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.081)	$(0.019)	$(0.066)	$(0.102)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$118,047	$109,401
Accounts receivable, net	1,402	1,887
Receivables from affiliated companies	348	735
Inventories	8,468	8,727
Prepaid expenses and other current assets	12,201	10,740

Total current assets	140,466	131,490

Property and equipment, net	2,384,935	2,485,029
Long-term prepayments, deposits and other assets	63,809	69,141
Restricted cash	129	130
Operating lease right-of-use assets	11,457	11,571
Land use right, net	96,643	99,073

Total assets	$2,697,439	$2,796,434

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$3,860	$6,401
Accrued expenses and other current liabilities	82,302	91,438
Income tax payable	20,032	15,257
Current portion of long-term debt, net	14,514	—
Payables to affiliated companies	63,441	66,946

Total current liabilities	184,149	180,042

Long-term debt, net	1,962,238	2,024,569
Other long-term liabilities	9,351	6,290
Deferred tax liabilities, net	37	60
Operating lease liabilities, non-current	11,430	12,095

Total liabilities	2,167,205	2,223,056

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive (losses) income	(26,071)	618
Accumulated losses	(1,966,918)	(1,954,174)

Total shareholders’ equity	484,454	523,887

Participation interest	45,780	49,491

Total shareholders’ equity and participation interest	530,234	573,378

Total liabilities, shareholders’ equity and participation interest	$2,697,439	$2,796,434

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net loss attributable to Studio City International Holdings Limited	$(15,601)	$(3,745)	$(12,744)	$(19,718)
Pre-opening costs	27	314	28	469
Property charges and other	(236)	154	(34)	2,160
Loss on extinguishment of debt	1,380	—	1,380	—
Income tax impact on adjustments	(11)	—	(15)	(239)
Participation interest impact on adjustments	(100)	(41)	(117)	(206)

Adjusted net loss attributable to Studio City International Holdings Limited	$(14,541)	$(3,318)	$(11,502)	$(17,534)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.019)	$(0.004)	$(0.015)	$(0.023)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.076)	$(0.017)	$(0.060)	$(0.091)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating income	$14,981	$23,073	$43,018	$38,343
Pre-opening costs	27	314	28	469
Depreciation and amortization	52,264	52,832	104,062	105,312
Property charges and other	(236)	154	(34)	2,160

Adjusted EBITDA	$67,036	$76,373	$147,074	$146,284

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Net loss attributable to Studio City International Holdings Limited	$(15,601)	$(3,745)	$(12,744)	$(19,718)
Net loss attributable to participation interest	(1,469)	(353)	(1,199)	(1,856)

Net loss	(17,070)	(4,098)	(13,943)	(21,574)
Income tax expense	1,822	3,088	4,875	5,028
Interest and other non-operating expenses, net	30,229	24,083	52,086	54,889
Depreciation and amortization	52,264	52,832	104,062	105,312
Property charges and other	(236)	154	(34)	2,160
Pre-opening costs	27	314	28	469

Adjusted EBITDA	$67,036	$76,373	$147,074	$146,284

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Room Statistics:
Average daily rate (3)	$169	$163	$174	$166
Occupancy per available room	97%	97%	98%	98%
Revenue per available room (4)	$163	$159	$170	$163
Other Information:
Average number of table games	253	253	253	253
Average number of gaming machines	935	724	949	760
Table games win per unit per day (5)	$13,925	$14,143	$14,270	$13,734
Gaming machines win per unit per day (6)	$433	$516	$451	$486

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis